Invictus Signs Agreement with GTEC to Support Cannabis Retail Expansion

VANCOUVER, Oct. 19, 2018 /CNW/ - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTCQX: IVITF; FRA: 8IS1) is pleased to announce that it has entered into a definitive agreement (the "Definitive Agreement") with GTEC Holdings Ltd. ("GTEC") (TSXV: GTEC; OTCPK: GGTTF) for the previously announced non-revolving unsecured convertible loan (the "Loan Facility") in an amount up to $2,000,000, and an interest rate of 8% (see press release dated August 30, 2018, for more details). The proceeds from the Loan Facility will be used by GTEC for the expansion and development of its cannabis retail strategy in Canada.

See GTEC press release titled "GTEC Holdings Announces Initial Retail Cannabis Stores Scheduled to Be Operational in 2018," dated October 11, 2018, for a current update on GTEC's retail operations.

The Definitive Agreement provides Invictus with a Right of First Refusal ("ROFR") to fill up to thirty percent (30%) of any third-party supply agreement that GTEC, or its subsidiaries, has for the supply of cannabis flower or oil, whether domestic or international, for a period of two years from the date that GTEC, or one of its subsidiaries, receives its first Sales License from Health Canada.

 "The team at GTEC has successfully executed one of the most robust retail strategies in Western Canada," said Dan Kriznic, Chairman and CEO of Invictus. "Over the next coming weeks, we look forward to finalizing the supply and launches of our premium adult-use cannabis products."

"This week, we as Canadians have made unprecedented worldwide history as we embark into legalization for adult recreational use. We are excited to enter this journey together with Invictus." said Norton Singhavon, Chairman and CEO of GTEC. "The premium flower, distinct brands and diverse genetics will complement our anticipated 35+ retail locations between British Columbia, Alberta and Saskatchewan."

The Loan Facility is subject to final approval from the TSX Venture Exchange ("TSXV), and shall be due and payable in full on the date that is two years following the date of the first advance on the Loan Facility (the "Maturity Date"). GTEC will be entitled to prepay all or a part of the Loan Facility at any time, from time to time, without bonus or penalty. Upon mutual agreement by both parties and prior to the Maturity Date, Invictus may increase the amount of the Loan Facility up to $6,000,000 in aggregate, and further extend the term of the Loan Facility.

Upon regulatory approval, all or a portion of the principal and accrued interest on the Loan Facility may be convertible into common shares of GTEC, at the option of Invictus, at any time prior to or on the last business day immediately preceding the Maturity Date, at a conversion price equal to $1.50 per common share (the "Conversion Price").

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman and CEO

Jessica Martin
Vice President, Public Relations and Regulatory Affairs
(833) 879-4363

About Invictus

Invictus is a global cannabis company offering a selection of products under a wide range of lifestyle brands. Our integrated sales approach is defined by five pillars of distribution including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores.

Invictus has partnered with business leaders to convey our corporate vision, including KISS music legend and business mogul Gene Simmons as our Chief Evangelist Officer. To meet growing demand, Invictus is expanding its cultivation footprint, with two cannabis production facilities fully licensed under the ACMPR in Canada and a third awaiting approval, featuring 100,000 square feet of available grow space today with 200,000 expected by January 2019 and up to 1 million by end of 2020. To accommodate international sales, Invictus' wholly-owned subsidiary, Acreage Pharms Ltd. ("Acreage Pharms"), has designed and is currently building its Phase 3 and 4 purpose-built cultivation facilities to be European Union Good Manufacturing Practices ("EU-GMP") compliant. The Company will earmark up to 50 per cent of production to the medical market. To ensure consistency in quality and supply, Invictus maintains all aspects of the growing process through its subsidiary, Future Harvest Development Ltd., a high-quality Fertilizer and Nutrients manufacturer. Invictus drives sustainable long-term shareholder value through a diversified product portfolio with over 69 Health Canada approved strains and a multifaceted distribution strategy including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores. For more information visit www.invictus-md.com.

About GTEC

GTEC was founded in 2017 to capitalize on opportunities in the nascent and rapidly growing legal cannabis industry. GTEC is a public corporation listed on the TSX Venture Exchange and based in Kelowna, British Columbia. GTEC is focused on growing premium quality craft cannabis in purpose-built indoor facilities. GTEC currently holds a 100% interest in GreenTec Bio-Pharmaceuticals, Alberta Craft Cannabis, Grey Bruce Farms, Tumbleweed Farms, Zenalytic Laboratories, and Spectre Labs.

To view more about the company or to request our most recent corporate presentation, please visit our website at www.gtec.co.

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the timing, approval and completion of the Loan Facility and related matters and the potential production capacity of Invictus, are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that Invictus will be successful in reaching its potential production capacity, its production facilities will be completed as anticipated, regulatory approval will be granted as anticipated, Invictus will reach full production capacity on the timeline anticipated by the Company, and no unforeseen construction delays will be experienced. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the Company will not obtain the requisite approvals to complete the Loan Facility, Invictus will not be successful in reaching its potential production capacity, its production facilities will not be completed as anticipated, and licenses or approvals being granted on terms or timelines that are materially worse than expected by the Company. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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CNW 11:39e 19-OCT-18